Registration No. 333-217200

Filed Pursuant to Rule 433

Dated June 18, 2019

REX SHARES EXPANDS ITS RELATIONSHIP WITH BANK OF MONTREAL BY ADDING DORSEY WRIGHT MLP INDEX EXCHANGE TRADED NOTES TO ITS PRODUCT OFFERINGS

June 19, 2019 – REX Shares, LLC (REX) has expanded their relationship with Bank of Montreal with the addition of the Dorsey Wright MLP Index Exchange Traded Notes (the ETNs) to their product offerings. The ETNs are linked to the DWA MLP Select™ Index (the Index) and issued by Bank of Montreal.

This product further compliments the REX brand, which launched MicroSectors ETNs in January 2018 with FANG+ linked ETNs, and expanded to include U.S. Big Banks and U.S. Big Oil linked ETNs in 2019. The Dorsey Wright MLP Index ETNs are trading on Nasdaq under the symbol BMLP.

The DWA MLP Select™ Index is composed of publicly traded master limited partnerships (MLPs) that are selected based on the Dorsey Wright Relative Strength Ranking Methodology. Relative strength measures how one security is performing in relation to another in an effort to identify which security is outperforming the other. On a monthly basis, the Index rebalances the equally-weighted basket by selecting the 15 MLPs exhibiting the largest positive relative strength characteristics.

REX, a provider of alternative investment products, sees demand for MLP exchange traded products. “We are excited to begin marketing BMLP. We believe in the Dorsey Wright index methodology for the MLP space and feel the ETN vehicle for MLP’s index investing is the preferred route for investors to avoid K-1 forms” said Scott Acheychek, President of REX. “Since the ETNs were launched on December 19, 2016, the Dorsey Wright Index has outperformed the popular benchmark Alerian MLP indices. We are thrilled to add this to our lineup.”

Past performance is not indicative of future results. Potential for profits is accompanied by possibility of loss.

Please reach out with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, a prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) about the offering to which this communication relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

Media Contacts (REX):

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About REX

Headquartered in Connecticut, REX Shares, LLC designs investment products that help investors diversify and manage risks. For more information, please visit www.rexshares.com.

About Nasdaq Dorsey Wright

Nasdaq Dorsey Wright (“Dorsey Wright”) is a registered investment advisory firm based in Richmond, Virginia. Since 1987, Dorsey Wright has been an advisor to financial professionals on Wall Street and investment managers worldwide. Dorsey Wright offers comprehensive investment research and analysis through their Global Technical Research Platform and provides research, modeling and indexes, which apply Dorsey Wright’s expertise in Point & Figure Relative Strength for use in various financial products, including exchange trade funds and notes, mutual funds, UITs, structured products and separately managed accounts. In 2015, Dorsey Wright was acquired by Nasdaq, Inc. (“Nasdaq”), allowing Dorsey Wright to work towards even greater innovative solutions for its clients. As a single company, Nasdaq is one of the largest providers of Smart Beta indexes with over $50 billion in assets tracking Nasdaq Smart Beta indexes.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $830 billion as of April 30, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

RELATED LINKS:

https://www.microsectors.com/

www.bmo.com

Nasdaq® is a registered trademark of Nasdaq, Inc. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular security or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any security or any representation about the financial condition of any company. Statements regarding Nasdaq-listed companies or Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate companies before investing. ADVICE FROM A SECURITIES PROFESSIONAL IS STRONGLY ADVISED.

MicroSectorsTM and REXTM are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.